EXHIBIT B

(1) David A. Tepper ("Mr. Tepper") is the sole stockholder of Appaloosa Partners Inc. ("API"). API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interests in, Appaloosa Management L.P. ("AMLP"). AMLP is the general partner of Appaloosa Investment Limited Partnership I ("AILP") and acts as investment adviser to Palomino Fund Ltd. ("Palomino" and together with Mr. Tepper, API, AMLP and AILP, collectively, the "Reporting Persons"). Therefore, Mr. Tepper is filing this Report on Form 4 jointly with API, AMLP, AILP and Palomino. The Reporting Persons' business address is c/o Appaloosa Management L.P., 26 Main Street, Chatham, New Jersey, 07928. Mr. Tepper may be deemed to have beneficial ownership of more than 10% of the outstanding common stock of Kindred Healthcare, Inc. (the "Company").

(2) On September 23, 2003, the Reporting Persons sold, in open market transactions, (a) 80,900 shares of Common Stock ("Shares") at the price of $35.45 per share and (b) 167,800 Shares at the price of $35.52 per share. On September 24, 2003, the Reporting Persons sold, in open market transactions, 245,000 Shares at the price of $36.36 per share. On September 25, 2003, the Reporting Persons sold, in open market transactions, 10,500 Shares at the price of $36.91 per share. Each of the Reporting Persons disclaims beneficial ownership of the foregoing Shares, except to the extent of its "pecuniary interest" (as such term is defined in Rule 16a-1 under the General Rules and Regulations of the Securities Exchange Act of 1934, as amended) therein, and this report shall not be deemed an admission that any of the Reporting Persons are the beneficial owners of such securities for the purpose of Section 16 or for any other purpose.

(3) The Reporting Persons will remit $29,304 to the Company, representing additional profit from transactions in the Company's shares since August 18, 2003, the last date on which the Reporting Persons purchased shares of the Company.